vnu

04036845

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	September 6, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated September 6, 2004:

VNU intends to appoint Rob Ruijter as CFO

With kind regards,
VNU bv

Rob de Meel
Senoir Vice President

dlw 9/14

ADR file nr. 82-2876

Press release

Date September 6, 2004

VNU INTENDS TO APPOINT ROB RUIJTER AS CFO

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced its intention to appoint **Mr. R.A. Ruijter** (1951) as successor to Frans Cremers, who will step down after eight years as CFO, as already announced in February 2004. Mr. Ruijter will become a member of the VNU Executive Board on December 1, 2004, and will become Chief Financial Officer effective January 1, 2005. The appointment will be submitted for approval at a General Meeting of Shareholders, to be held in due course.

Rob Ruijter's position at VNU was preceded by a successful career in various multinationals. He started his career as public accountant, ending with Ernst & Young Accountants. In 1983, he joined British Petroleum rising to the post of Managing Director & CEO of BP Sweden. In 1993 he joined Philips as Director of Finance and later became Executive Vice President & CFO of Philips Lighting. In 2000, he became Executive Vice President & CFO of Baan Company NV. He joined KLM Royal Dutch Airlines as Managing Director and CFO in March 2001.

In commenting on the appointment, Rob van den Bergh, CEO of VNU, said: "I very much look forward to working with Rob. I have full confidence that in his role as CFO he will add significantly to the further development of the company. I would also like to take this opportunity to thank Frans Cremers for his great contribution over the years in transforming VNU into a truly global information and media company."

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com